

April 24, 2015

Via Fax
Eric Hession
Chief Financial Officer
Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109

     Re: **Caesars Entertainment Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed March 16, 2015
              File No. 1-10410

Dear Mr. Hession:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1A – Risk Factors

Due to uncertainties relating to the Noteholder Disputes …, page 8

1. We note your disclosure that if a court were to find in favor of the claimants in any of the Noteholder Disputes, it could have a material adverse effect on your business, financial condition, results of operations and cash flows. We further note your disclosure that the material uncertainty related to the Litigation proceeding raises substantial doubt about the company's ability to continue as a going concern. In future Exchange Act periodic reports, please include additional risk factor disclosure that discusses in greater detail the possible material adverse effect of the litigation, such as returning the assets or their value to your subsidiaries and how it would impact your business, financial condition, results of operations and cash flows or advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Liquidity Discussion and Analysis, page 53

2. We note that the material uncertainty related to certain of your litigation proceedings raises substantial doubt about your ability to continue as a going concern. Please tell us and consider disclosing in future Exchange Act periodic reports the effect that the litigation as well as the look back period described on page 125 may have on your historical material transactions including but not limited to the following:

- The property transaction between CEOC and CGP described on page 71 and the CGPH Term Loan and Notes. In this regard, we note your disclosure on page 95 that the CGPH Term Loan and Notes are secured by substantially all of the existing property and assets of CGPH;

- The Note Purchase and Support Agreement described on page 89; and

- The 2013 sale of The LINQ Promenade and Octavius Tower from CEOC to CERP described on page 44 and the CERP financing. In this regard, we note your disclosure on page 92 that CERP pledged a significant portion of its assets as collateral.

We may have further comments.

Item 8. Financial Statements and Supplementary Data

Note 1 – Description of Business

Going Concern, page 68

3. We note that your pending litigation and other Noteholder Disputes related to certain CEOC transactions raise substantial doubt about your ability to continue as a going concern. We further note your belief that it is not probable that a material loss will result from the litigation and Noteholder Disputes. Please tell us how you concluded that material losses from the litigation and Noteholder Disputes were not probable, yet due to these matters, there is substantial doubt about your ability to continue as a going concern.

Note 4 – Summary of Significant Accounting Policies

Revenue Recognition

Interactive Entertainment – Social and Mobile Games, page 77

4. We note your disclosure that CIE must estimate the amount of outstanding purchased virtual currency at each reporting period because CIE is unable to distinguish between the consumption of purchased or free virtual currency. Please provide additional details regarding the methods used to allocate your virtual currency between purchased currency and free currency.

Note 8 – Goodwill and Other Intangible Assets, page 82

5. You disclose on page 84 that you were unable to finalize your impairment assessment related to goodwill of certain properties that had a triggering event in the fourth quarter. Please tell us the consideration you gave to the disclosure requirements of ASC 350-20-35-18. In this regard, provide us with additional details including the specific reporting units to which this disclosure relates and the total amount of goodwill allocated to each such reporting unit. Additionally, tell us how your change in operating segments impacts your goodwill impairment analysis, how you have determined your reporting units and whether you considered the potential impairment of other indefinite-lived intangible assets in the context of your analysis.

Note 15 – Litigation, Contractual Commitments and Contingent Liabilities

Noteholder Disputes, page 104

6. We note on page 105 that you cannot provide a "range of potential losses … due to inherent uncertainty of litigation and the stage of related litigation." Please supplementally explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and tell us the specific factors that are causing the inability to estimate a range for each material matter. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Additionally, ASC 450 does not use the term "potential"; therefore, in future filings please provide disclosure relative to reasonably possible losses.

Note 23 – Subsequent Events – CEOC Bankruptcy and Deconsolidation

Deconsolidation of CEOC, page 125

7. We note your disclosure on page 123 which indicates that you have agreed, among other things, to purchase up to all of the OpCo equity and 14.8% of the PropCo equity. Please describe the corporate structure and governance of OpCo, PropCo and the REIT and tell us whether you intend to consolidate any of the entities after the restructuring is complete.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney at 202-551-3473 with any other questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief